UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y
Minera de Chile S.A. to the Chilean Superintendency of Securities and Insurance
(Superintendencia de Valores y Seguros de Chile) on October 30, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                 No ☒.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Santiago, October 30, 2008.

Mr. Guillermo Larraín R.
Superintendent
Superintendency of Securities and Insurance
Avda. Lib. Bernardo O'Higgins 1449
Santiago

ESSENTIAL ISSUE

Dear Mr. Superintendent:

We hereby inform you that the Board of Directors of Sociedad Química y Minera S.A. (SQM), at its meeting held on October 28, 2008, agreed to authorize the Company to issue and register two lines of bonds (with a first and second issuance to be charged to the first line and a first issuance to be charged to the second line) before the Chilean Superintendency of Securities and Insurance. The first line will be for a maximum amount of five million Unidades de Fomento (UF – an inflation-indexed, Chilean-peso-denominated monetary unit) and will have a maturity of up to 10 years. The second line will be for a maximum amount of UF 5 million and will have a maturity of up to 30 years. Despite the foregoing, Sociedad Química y Minera de Chile S.A. may only issue bonds for a maximum amount of UF 5 million (or the equivalent in U.S. dollars), considering the combined total of the first and second issuances charged to the first line and the first issuance charged to the second line.

The amounts obtained through such lines will be used for the following: (i) the payment and/or pre-payment of the short- and/or long-term liabilities of Sociedad Química y Minera de Chile S.A. and/or its subsidiaries, regardless of whether such liabilities are denominated in local or foreign currency; and/or (ii) the financing of the capital expenditures of the Company and/or its subsidiaries that are identified in each issuance to be charged to the respective line, in the proportions that will be indicated in each of the relevant issuances.

We hereby inform you of the above as a material event in compliance with Articles 9 and 10 of Law No. 18.045, and General Standard No. 30 issued by the Superintendency of Securities and Insurance on November 10, 1989.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Very truly yours,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: October 30, 2008